Exhibit 99.1

Aurora Cannabis Announces Fiscal 2021 Fourth Quarter Results

NASDAQ | TSX: ACB

•	#1 Canadian LP in Global Medical Cannabis; Total Medical Cannabis Net Revenue Rose 9% Compared to Prior Year; Strong Adjusted Gross Margin before FVA of 68%
•	Business Transformation Plan on Track; Reiterates Annual Cost Savings of $60 Million to $80 Million, Providing Clear Pathway to Adjusted EBITDA Profitability
•	Balance Sheet Remains Strong with $440.9 Million of Cash at June 30, 2021; Working Capital Improves by $404.3 Million Compared to Prior Year
•	Adjusted EBITDA Loss, Excluding Restructuring Costs, Narrows to $13.9 Million, a $17.6 Million Improvement Compared to Prior Year
•	Total Cannabis Net Revenue, Net of Provisions, of $54.8 Million Compared to $55.2 Million in the Prior Quarter, and $67.5 Million in the Year-Ago Period

EDMONTON, AB, Sept. 27, 2021 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), the Canadian company defining the future of cannabinoids worldwide, today announced its financial and operational results for the fourth quarter and full year fiscal 2021 ended June 30, 2021.

"We are very pleased with our strategic and financial progress in growing our high-margin medical revenue, rationalizing expenses, strengthening our balance sheet, and reducing our cash burn during fiscal year 2021. Given ongoing challenges in the Canadian adult recreational market, our broad diversification across domestic medical, international medical, and adult recreational segments provides us with underlying strength, stability, and growth opportunities in an evolving industry for global cannabinoids. Additionally, our enviable leadership position as the #1 Canadian LP in global medical cannabis by revenue on a trailing twelve-month basis, supported by regulatory and compliance expertise, is a tailwind that we expect to enable us to ultimately expand into global adult recreational as medical regimes evolve" stated Miguel Martin, Chief Executive Officer of Aurora Cannabis.

"During the quarter, we delivered another strong yet steady performance in domestic medical, the largest federally regulated medical market globally, exceptional year-over-year growth in our high-margin international medical segment, where we remain the #2 Canadian LP by revenue on a trailing twelve-month basis, and quarterly sequential growth in adult recreational which included higher sales of premium cultivars. We are now delighted to announce a long-term supply agreement with Cantek in Israel that we expect to provide us with a steady stream of high-margin revenue that could also evolve into a larger partnership over time. We further believe our Canadian adult recreational segment is poised for recovery due to our product portfolio enhancements coupled with an acceleration of new store openings and rising consumer demand," he continued.

"We have positioned ourselves for long-term success by delivering further improvement in our industry-leading Adjusted gross margin and substantially narrowing our Adjusted EBITDA loss compared to the year-ago period. With annual cost savings of approximately $60 to $80 million across selling, general and administrative ("SG&A"), production cost, facility and logistic expenses, we have a clear pathway to achieve Adjusted EBITDA profitability. Importantly, our considerable cash balance of $440.9 million, substantial improvement in working capital, and strong balance sheet support our organic growth and can be utilized for opportunistic M&A, particularly in the U.S," he concluded.

Fourth Quarter 2021 Highlights
(Unless otherwise stated, comparisons are made between fiscal Q4 2021 and Q4 2020 results and are in Canadian dollars)

Medical cannabis:

•	Medical cannabis net revenue[1] was $35.0 million, a 9% increase from the prior year period. The increase was primarily attributable to continued growth in the international medical business, 88% over the prior year comparative period, as the Company continued to grow new, high margin medical markets.
•	Adjusted gross margin before fair value adjustments on medical cannabis net revenue[1] was 68% versus 64% in the prior year, as a result of overall reduction in production costs due to the closure of non-core facilities as part of our business transformation plan and higher sales coming from our international sales, which yield higher margins.

Consumer cannabis:

•	Consumer cannabis net revenue[1] was $19.5 million ($20.2 million excluding provisions), a 45% decrease from $35.3 million ($37.1 million excluding provisions) in the prior year. This was due primarily to a reduction in orders from Provinces in response to slower consumer demand, reflecting the impact of lockdown restrictions related to COVID-19. Sequentially, consumer cannabis net revenue increased 8% over the prior quarter mainly due to completion of the transition of our fixed sales force to Great North and a $2.5 million reduction in actual net returns, price adjustments and provisions as the company completed its product swap initiative to replace low quality product with higher potency product at the provinces.
•	Adjusted gross margin before fair value adjustments on consumer cannabis net revenue[1] was 31% vs 36% in the prior year period. This was primarily driven by an increase in cost of sales due to under-utilized capacity at Aurora Sky as a result of the scaling back production (expected to partially reverse in future quarters), offset by an increase in the consumer cannabis sales mix attributed to our core and premium brands, contributing to an increase in our average net selling price per gram of dried cannabis.

Consolidated:

•	Adjusted gross margin before fair value adjustments on cannabis net revenue1 was 54% in Q4 2021 versus 49% in the prior year period and 44% in Q3 2021. The increase in Adjusted gross margin compared to Q4 2020 is due primarily to a shift in sales mix towards the medical market which commands higher average net selling prices and margins.
•	Adjusted EBITDA[1] loss improved to $19.3 million in Q4 2021 ($13.9 million loss excluding restructuring charges) compared to the prior year Adjusted EBITDA loss[1] of $33.3 million ($31.5 million loss excluding restructuring charges) primarily driven by the substantial decrease in SG&A and R&D expenses and an increase in gross margins.
•	Q4 2021 total cannabis net revenue[1] was $54.8 million, essentially flat sequentially, and a 19% decrease in over fiscal Q4 of the prior year.
•	Reflecting the shift in mix toward our medical businesses, the Q4 2021 average net selling price per gram of dried cannabis[1] increased to $5.11 per gram from $3.60 in Q4 2020 and $5.00 in Q3 2021. This excludes the impact of bulk wholesale of excess mid-potency cannabis flower at clear-out pricing.

Selling, General and Administrative ("SG&A"):

•	SG&A, including Research and Development ("R&D"), was $44.8 million, excluding $5.2 million in severance and restructuring costs ($49.9 million reported), down $19.1 million or 30% from the prior year as a result of our business transformation plan.

Operational Efficiency Plan, Balance Sheet Strength, & Working Capital Improvement

Aurora has identified cash savings of $60 million to $80 million. We expect to deliver $30 million to $40 million of annualized cash savings within the next year, and the remainder by the end of Q2 fiscal 2023.

___________________________________
[1]	These terms are non-GAAP measures, see "Non-GAAP Measures" below.

Approximately 60% of the savings are expected to be driven out of our network through asset consolidation, and operational and supply chain efficiencies. In fact, last week we announced the centralization of much of our Canadian manufacturing processes to our River facility in Bradford, Ontario and the resultant closure of our western Canada manufacturing facility. The remaining 40% of savings are intended to be sourced through SG&A; a portion of those savings will be via insurance structures that are already partially executed.

These cash savings will be reflected in our P&L either as they occur for SG&A savings, or as inventory is drawn down for production-related savings.  These efficiencies are incremental to the approximately $300 million of total cost reductions achieved since the announcement of the Company's business transformation plan in February 2020.

Aurora materially improved its balance sheet during fiscal year 2021 through a number of purposeful actions including repaying the credit facility in full in June 2021, which resulted in interest and principal repayment reductions of approximately $25 million annually. The Company views a strong balance sheet as critical to operating the business, executing its strategic plans, and pursuing growth opportunities in an unconstrained manner, including within the U.S.

At June 30, 2021 Aurora has a cash balance of approximately $440.9 million, comprised of $421.5 million of cash and cash equivalents and $19.4 million in restricted cash, no secured term debt, and access to US$1 billion of capital under its shelf prospectus.

The Company's focus on realizing operational efficiencies and ability to manage cash has greatly improved operating cash flow; reducing the need for incremental capital. In Q4 2021, Aurora managed cash flow tightly using $7.8 million in cash to fund operations, including working capital investments and restructuring and severance payments of $5.1 million. Cash inflow from capital expenditures, net of $17.5 million disposals and government grant income, in Q4 2021 was $6.2 million versus $32.8 million of cash used in Q4 2020 and $12.2 million of cash used in Q3 2021. Cash used in operations and for capital expenditures are crucial metrics in Aurora's drive toward generating sustainable positive free cash flow, and both have improved significantly over the past year. The Company's ongoing business transformation, with the additional cost efficiency savings described earlier, is expected to move the operating cash flow metric in a positive direction over the coming quarters.

Fiscal Q4 2021 Cash Use

The main components of cash source and use in Q4 2021 were as follows:

($ thousands)	Q4 2021	Q4 2020(4)	Q3 2021(4)
Cash Flow
Cash, Opening	$520,238	$230,208	$434,386

Cash used in operations including working capital	($7,840)	($64,199)	($66,215)
Capital expenditures, net of disposals and government grant income	$6,230	($32,789)	($12,320)
Debt and interest payments	($90,141)(3)	($52,979)	($7,766)
Cash use	($91,751)	($149,967)	($86,301)

Proceeds raised from sale of marketable securities and investments in associates	11,929	33,673	$-
Proceeds raised through debt	-	-	-
Proceeds raised through equity financing	$435	$48,265	$172,153(1)
Cash raised	$12,364	$81,938	$172,153

Cash, Ending	$440,851	$162,179	$520,238(2)

(1)	Includes impact of foreign exchange rates on USD cash raised from financing
(2)	Includes restricted cash of $50.0M for Q3 2021 held as cash collateral under the BMO Credit Facility.
(3)	Includes $88.7 million full principal repayment on the BMO Credit Facility. As of June 30, 2021, the BMO Credit Facility has been fully settled and discharged.
(4)	Previously reported amounts have been retroactively recast for the biological assets and inventory non-material prior period error. Refer to the "Significant Accounting Policies and Judgments" section in Note 2(h) of the Financial Statements.

Refer to the "Consolidated Statement of Cash Flows" in the "Consolidated Financial Statements" for our cash flow statements prepared in accordance with IAS 7 - Statement of Cash Flows.

($ thousands, except Operational Results)	Q4 2021	Q4 2020(5)(6)	$ Change	% Change	Q3 2021 (5)(6)	$ Change	% Change
Financial Results
Total net revenue (1)	$54,825	$68,426	($13,601)	(20)%	$55,161	($336)	(1)%
Cannabis net revenue (1)(2a)	$54,825	$67,492	($12,667)	(19)%	$55,161	($336)	(1)%
Medical cannabis net revenue (2a)	$35,022	$32,226	$2,796	9%	$36,378	($1,356)	(4)%
Consumer cannabis net revenue (1)(2a)	$19,514	$35,266	($15,752)	(45)%	$18,023	$1,491	8%
Adjusted gross margin before FV adjustments on cannabis net revenue (2b)	54%	49%	N/A	5%	44%	N/A	10%
Adjusted gross margin before FV adjustments on medical cannabis net revenue (2b)	68%	64%	N/A	4%	53%	N/A	15%
Adjusted gross margin before FV adjustments on consumer cannabis net revenue (2b)	31%	36%	N/A	(5)%	33%	N/A	(2)%
SG&A expense	$46,902	$57,969	($11,067)	(19)%	$41,684	$5,218	13%
R&D expense	$3,034	$7,645	($4,611)	(60)%	$3,398	($364)	(11)%
Adjusted EBITDA (2c)	($19,256)	($33,349)	$14,093	42%	($23,853)	$4,597	19%

Balance Sheet
Working capital	$549,517	$145,258	$404,259	278%	$646,310	($96,793)	(15)%
Cannabis inventory and biological assets(3) (2)(3)(7)	$120,297	$135,973	($15,676)	(12)%	$102,637	$17,660	17%
Total assets	$2,604,731	$2,779,921	($175,190)	(6)%	$2,839,155	($234,424)	(8)%

Operational Results - Cannabis
Average net selling price of dried cannabis excluding bulk sales (2)	$5.11	$3.60	$1.51	42%	$5.00	$0.11	2%
Kilograms sold (4)	11,346	16,748	(5,402)	(32)%	13,520	(2,174)	(16)%

(1)	Includes the impact of actual and expected product returns and price adjustments (Q4 2021 - $0.7 million; Q3 2021 - $3.2 million; Q4 2020 - $1.9 million).
(2)	These terms are defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" of the MD&A. Refer to the following MD&A sections for reconciliation of non-GAAP measures to the IFRS equivalent measure:
a. Refer to the "Revenue" section for a reconciliation of cannabis net revenue to the IFRS equivalent.
b. Refer to the "Cost of Sales and Gross Margin" section for reconciliation to the IFRS equivalent.
c. Refer to the "Adjusted EBITDA" section for reconciliation to the IFRS equivalent.
(3)	Represents total biological assets and cannabis inventory, exclusive of merchandise, accessories, supplies and consumables.
(4)	The kilograms sold is offset by the grams returned during the period.
(5)	As a result of the Company's dissolution and divestment of its wholly owned subsidiaries, Hempco Food and Fiber Inc. ("Hempco"), Aurora Larssen Projects ("ALPS"), Aurora Hemp Europe ("AHE"), the operations of Hempco, ALPS and AHE have been presented as discontinued operations and the Company's operational results have been retroactively restated, as required. Refer to Note 12(b) of the Financial Statements for more information about the divestitures.
(6)	Amounts have been retroactively recast for the biological assets and inventory non-material prior period error. Refer to the "Significant Accounting Policies and Judgments" section in Note 2(h) of the Financial Statements.

Conference Call

Aurora will host a conference call today, September 27, 2021, to discuss these results. Miguel Martin, Chief Executive Officer, and Glen Ibbott, Chief Financial Officer, will host the call starting at 5:00 p.m. Eastern time / 3:00 p.m. Mountain Time. A question and answer session will follow management's presentation.

Conference Call Details

DATE:	Tuesday, September 27, 2021
TIME:	5:00 p.m. Eastern Time | 3:00 p.m. Mountain Time
WEBCAST:	http://public.viavid.com/index.php?id=146159

Investors may submit questions in advance or during the conference call itself through same weblink listed above. This weblink has also been posted to the Company's "Investor Info" link at https://investor.auroramj.com/ under "News & Events".

About Aurora

Aurora is a global leader in the cannabis industry serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis dedicated to helping people improve their lives. The Company's brand portfolio includes Aurora, Aurora Drift, San Rafael '71, Daily Special, MedReleaf, CanniMed, Whistler, and Reliva CBD. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and adult recreational markets wherever they are launched. For more information, please visit our website at www.auroramj.com.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB" and is a constituent of the S&P/TSX Composite Index.

Forward Looking Statements

This news release contains certain statements which may constitute "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities law requirements (collectively, "forward-looking statements"). These forward-looking statements are made as of the date of this news release and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management's expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including "may", "future", "expected", "intends" and "estimates". By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements with respect to: :

•	pro forma measures including revenue, Adjusted gross margin before fair value adjustments, expected SG&A run-rates, and grams produced;
•	the Company's ability to execute on its business transformation plan and path to Adjusted EBITDA profitability;
•	planned cost efficiencies, including the execution of the Company's costs savings plan, including, but not limited to, asset consolidation, supply chain efficiency and other reductions in SG&A expenses;
•	the recovery of the Company's domestic adult recreational segment;
•	growth opportunities, including the expansion into additional international adult recreational markets;
•	the continued supply of product to Israel and associated revenue growth;
•	product portfolio enhancements and innovation;
•	future strategic plans and growth, including, but not limited to, M&A in the United States;
•	expectations regarding production capacity, costs and yields; and
•	product sales expectations and corresponding forecasted increases in revenues.

The above and other aspects of the Company's anticipated future operations are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. Such forward-looking statements are estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer  sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19,and other risks as set out under "Risk Factors" contained herein. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

Should one or more of these risks or uncertainties materialize, or should underlying factors or assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to the Company on the date hereof, no assurance can be given as to future results, approvals or achievements.  Forward-looking statements contained in this news release and in the documents incorporated by reference herein are expressly qualified by this cautionary statement.  The Company disclaims any duty to update any of the forward-looking statements after the date of this news release except as otherwise required by applicable law.

Non-GAAP Measures

This news release contains certain financial performance measures that are not recognized or defined under IFRS (termed "Non-GAAP Measures"). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. For an explanation of these measures to related comparable financial information presented in the consolidated financial statements prepared in accordance with IFRS, refer to the discussion below. The Company believes that these Non-GAAP Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operational performance of the Company. These Non-GAAP Measures include, but are not limited, to the following:

•	Cannabis net revenue represents revenue from the sale of cannabis products, excluding excise taxes. Cannabis net revenue is further broken down as follows:
•	Medical cannabis net revenue represents Canadian and international cannabis net revenue for medical cannabis sales only.
•	Consumer cannabis net revenue represents cannabis net revenue for consumer cannabis sales only.
•	Wholesale bulk cannabis net revenue represents cannabis net revenue for wholesale bulk cannabis only.
•	Ancillary net revenue represents non-cannabis net revenue for ancillary support functions only

Management believes the cannabis net revenue measures provide more specific information about the net revenue purely generated from our core cannabis business and by market type.

•	Average net selling price per gram and gram equivalent is calculated by taking cannabis net revenue and removing the impact of cost of sales net against revenue in agency relationships, which is then divided by total grams and grams equivalent of cannabis sold in the period. Average net selling price per gram and gram equivalent is further broken down as follows:
•	Average net selling price per gram of dried cannabis represents the average net selling price per gram for dried cannabis sales only, excluding wholesale bulk cannabis sold in the period.
•	Average net selling price per gram of international dried cannabis represents the average net selling price per gram for international dried cannabis sales only, excluding wholesale bulk cannabis sold in the period.
•	Average net selling price per gram and gram equivalent of Canadian medical cannabis represents the average net selling price per gram and gram equivalent for dried cannabis and cannabis derivatives sold in the Canadian medical market.
•	Average net selling price per gram and gram equivalent of medical cannabis represents the average net selling price per gram and gram equivalent for dried cannabis and cannabis derivatives sold in the medical market.
•	Average net selling price per gram and gram equivalent of consumer cannabis represents the average net selling price per gram and gram equivalent for dried cannabis and cannabis derivatives sold in the consumer market

Management believes the average net selling price per gram or gram equivalent measures provide more specific information about the pricing trends over time by product and market type. Under an agency relationship, revenue is recognized net of cost of sales in accordance with IFRS. Management believes the removal of agency cost of sales in determining the average net selling price per gram and gram equivalent is more reflective of our average net selling price generated in the marketplace.

•	Gross profit before FV adjustments on cannabis net revenue is calculated by subtracting (i) cost of sales, before the effects of changes in FV of biological assets and inventory, and (ii) cost of sales from non-cannabis ancillary support functions, from total cannabis net revenue. Gross margin before FV adjustments on cannabis net revenue is calculated by dividing gross profit before FV adjustments on cannabis net revenue divided by cannabis net revenue. Management believes that these measures provide useful information to assess the profitability of our cannabis operations as it excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.
•	Adjusted gross profit before FV adjustments on cannabis net revenue represents cash gross profit and gross margin on cannabis net revenue and is calculated by subtracting from total cannabis net revenue (i) cost of sales, before the effects of changes in FV of biological assets and inventory; (ii) cost of sales from non-cannabis ancillary support functions; and removing (iii) depreciation in cost of sales; (iv) cannabis inventory impairment; and (v) out-of-period adjustments. Adjusted gross margin before FV adjustments on cannabis net revenue is calculated by dividing Adjusted gross profit before FV adjustments on cannabis net revenue divided by cannabis net revenue. Adjusted gross profit and gross margin before FV adjustments on cannabis net revenue is further broken down as follows:
•	Adjusted gross profit and gross margin before FV adjustments on medical cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the medical market only.
•	Adjusted gross profit and gross margin before FV adjustments on consumer cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the consumer market only.
•	Adjusted gross profit and gross margin before FV adjustments on wholesale bulk cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated from wholesale bulk cannabis only.
•	Adjusted gross profit and gross margin before FV adjustments on ancillary net revenue represents gross profit and gross margin before FV adjustments on sales generated from ancillary support functions onl

Management believes that these measures provide useful information to assess the profitability of our cannabis operations as it represents the cash gross profit and margin generated from cannabis operations and excludes (i) out-of-period adjustments to provide information that reflects current period results; and (ii) excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.

•	Adjusted EBITDA is calculated as net income (loss) excluding interest income (expense), accretion, income taxes, depreciation, amortization, changes in fair value of inventory sold, changes in fair value of biological assets, share-based compensation, acquisition costs, foreign exchange, share of income (losses) from investment in associates, government grant income, fair value gains and losses on financial instruments, gains and losses on deemed disposal, losses on disposal of assets, restructuring charges, onerous contract provisions, out-of-period adjustments, and non-cash impairments of deposits, property, plant and equipment, equity investments, intangibles, goodwill, and other assets. Adjusted EBITDA is intended to provide a proxy for the Company's operating cash flow and is widely used by industry analysts to compare Aurora to its competitors, and derive expectations of future financial performance for Aurora, and excludes out-of-period adjustments that are not reflective of current operating results. Adjusted EBITDA increases comparability between comparative companies by eliminating variability resulting from differences in capital structures, management decisions related to resource allocation, and the impact of FV adjustments on biological assets and inventory and financial instruments, which may be volatile and fluctuate significantly from period to period.

Non-GAAP measures should be considered together with other data prepared accordance with IFRS to enable investors to evaluate the Company's operating results, underlying performance and prospects in a manner similar to Aurora's management. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Reconciliation of Non-GAAP Measures

Net Revenue

Three months ended	June 30, 2021	June 30, 2020 (1)	March 31, 2021
Medical cannabis net revenue	35,022	32,226	36,378
Consumer cannabis net revenue	19,514	35,266	18,023
Wholesale bulk cannabis net revenue	289	-	760
Total cannabis net revenue	54,825	67,492	55,161
Total net revenue	54,825	68,426	55,161

(1)	As a result of the Company's dissolution and divestment of its wholly owned subsidiaries Hempco, ALPS and AHE, the operations of Hempco, ALPS and AHE have been presented as discontinued operations and the Company's results have been retroactively restated, as required. Refer to Note 12(b) of the Financial Statements for information about the divestitures.

Adjusted Gross Margin

($ thousands)	Medical Cannabis	Consumer Cannabis	Wholesale Bulk Cannabis	Ancillary Support Functions	Total
Three months ended June 30, 2021
Gross revenue	38,076	26,037	289	-	64,402
Excise taxes	(3,054)	(6,523)	-	-	(9,577)
Out-of-period revenue adjustments (4)	-	908	-	-	908
Net revenue	35,022	20,422	289	-	55,733
Cost of sales	(17,558)	(19,726)	(331)	-	(37,615)
Gross profit (loss) before FV adjustments (1)	17,464	696	(42)	-	18,118
Depreciation	5,245	3,587	40	-	8,872
Inventory impairment and out-of-period adjustments in cost of sales (4)	1,028	2,017	-	-	3,045
Adjusted gross profit (loss) before FV adjustments (1)	23,737	6,300	(2)	-	30,035
Adjusted gross margin before FV adjustments (1)	68%	31%	(1)%	-%	54%

Three months ended June 30, 2020 (2)(3)
Gross revenue	35,494	48,299	-	934	84,727
Excise taxes	(3,268)	(13,033)	-	-	(16,301)
Net revenue	32,226	35,266	-	934	68,426
Cost of sales	(34,215)	(98,262)	-	(2,910)	(135,387)
Gross loss before FV adjustments (1)	(1,989)	(62,996)	-	(1,976)	(66,961)
Depreciation	3,283	4,468	-	-	7,751
Inventory impairment in cost of sales	19,248	71,331	-	1,177	91,756
Adjusted gross profit (loss) before FV adjustments (1)	20,542	12,803	-	(799)	32,546
Adjusted gross margin before FV adjustments (1)	64%	36%	-%	(86)%	48%

Three months ended March 31, 2021 (2)(3)
Gross revenue	39,457	23,828	760	-	64,045
Excise taxes	(3,079)	(5,805)	-	-	(8,884)
Net revenue	36,378	18,023	760	-	55,161
Cost of sales	(50,672)	(71,332)	(1,708)	-	(123,712)
Gross loss before FV adjustments (1)	(14,294)	(53,309)	(948)	-	(68,551)
Depreciation	4,107	5,781	138	-	10,026
Inventory impairment in cost of sales	29,466	53,446	-	-	82,912
Adjusted gross profit (loss) before FV adjustments (1)	19,279	5,918	(810)	-	24,387
Adjusted gross margin before FV adjustments (1)	53%	33%	(107)%	-%	44%

(1)	These terms are defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" of the MD&A.
(2)	Amounts have been retroactively recast for the biological assets and inventory non-material prior period error. Refer to the "Significant Accounting Policies and Judgments" section in Note 2(h) of the Financial Statements.
(3)	As a result of the Company's dissolution and divestment of its wholly owned subsidiaries Hempco, ALPS and AHE, the operations of Hempco, ALPS and AHE have been presented as discontinued operations and the Company's results have been retroactively restated, as required. Refer to Note 12(b) of the Financial Statements for information about the divestitures.
(4)	Included in out-of-period adjustments is a $5.5 million Q4 2021 cost of sales adjustment related to a catch-up of prior year raw material count reconciliations and a $0.9 million out-of-period revenue adjustment to reclassify prior period rebates against net revenue.

Adjusted EBITDA

($ thousands)	Three months ended			Year ended
	June 30, 2021	March 31, 2021 (1)(2)	June 30, 2020 (1)(2)	June 30, 2021	June 30, 2020 (1)(2)
Net (loss) income from continuing operations	(133,969)	(160.625)	(1,843,978)	(693,477)	(3,257,499)
Finance costs	15,973	16,990	28,369	66,437	76,115
Interest (income) expense	(1,295)	(1,467)	627	(5,745)	(5,913)
Income tax expense (recovery)	(9,970)	(129)	(61,436)	(6,321)	(82,235)
Depreciation and amortization	22,956	17,206	22,321	87,276	95,444
EBITDA	(106,305)	(128,025)	(1,854,097)	(551,830)	(3,174,088)
Changes in fair value of inventory sold	20,111	50,368	60,131	118,707	149,099
Unrealized gain on changes in fair value of biological assets	(15,546)	(37,483)	(37,732)	(109,178)	(125,448)
Share-based compensation	2,162	5,233	6,021	20,243	59,176
Acquisition costs	4,657	-	2,170	5,761	6,493
Foreign exchange loss (gain)	3,248	7,035	(3,003)	3,383	13,141
Share of loss from investment in associates	10	9	2,601	509	11,534
Government grant income	(4,119)	(4,692)	-	(32,489)	-
Losses (gains) on financial instruments (3)	(12,640)	(2,566)	(3,265)	9,469	27,148
Loss on loss of control of subsidiary	-	-	-	-	(500)
Losses (gains) on deemed disposal of significant influence investment	-	(204)	(11,955)	1,239	(11,955)
Gains (losses) on disposal of assets held for sale and property, plant, and equipment	(9,685)	(1,595)	-	(11,119)	-
Restructuring charges	-	801	1,947	1,011	1,947
Onerous contract provision	-	-	-	2,000	-
Out-of-period adjustments (4)	66	(194)	-	1,325	-
Impairment of deposit, inventory, investment in associate, property, plant and equipment, intangibles, and goodwill	98,785	87,460	1,803,833	426,844	2,854,873
Adjusted EBITDA (5)	(19,256)	(23,853)	(33,349)	(114,125)	(188,580)

(1)	Amounts have been retroactively recast for the biological assets and inventory non-material prior period error. Refer to the "Significant Accounting Policies and Judgments" section in Note 2(h) of the Financial Statements.
(2)	As a result of the Company's dissolution and divestment of its wholly owned subsidiaries Hempco, ALPS and AHE, the operations of Hempco, ALPS and AHE have been presented as discontinued operations and the Company's results have been retroactively restated, as required. Refer to Note 12(b) of the Financial Statements for information about the divestitures. Including the results of Hempco, AHE, and ALPS, Adjusted EBITDA loss would have been $19.5 million and $115.4 million for the three and twelve months ended June 30, 2021, respectively, and $36.5 million and $205.2 million for the three and twelve months ended June 30, 2020, respectively.
(3)	Includes fair value changes on derivative investments, derivative liabilities, contingent consideration, loss on induced conversion of debentures, and (gain) loss on the modification and settlement of debt. Refer to Note 22 of the Financial Statements.
(4)	Included in out-of-period adjustments in Q4 2021 is (i) a $5.5 million cost of sales adjustment related to a catch-up of prior year raw material count reconciliations, (ii) a $0.9 million out-of-period 2021 revenue adjustment to reclassify prior period rebates against net revenue; offset by (iii) a $6.4 million other gain relating to prior periods identified through our period end reconciliations (year ended June 30, 2021 - $5.5 million raw materials cost of sales adjustment; offset by a $4.2 million other gain relating to prior periods identified through our period end reconciliations).
(5)	Adjusted EBITDA is a non-GAAP financial measure and is not a recognized, defined, or standardized measure under IFRS. Refer to "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the MD&A.

Included in the Q4 2021 Adjusted EBITDA loss is $5.1 million (Q3 2021 - $3.2 million; Q4 2020 - $1.0 million) related to restructuring charges, severance and benefits associated with the business transformation plan, $nil (Q3 2021 - $2.2 million; Q4 2020 - $0.8 million) legal settlement and contract termination fees, and $0.3 million (Q3 2021 - $1.9 million; Q4 2020 - nil) in revenue provisions as a result of our Company initiated product swap to replace low quality product with higher potency product at the provinces. Excluding these impacts, Adjusted EBITDA loss is $13.9 million (Q3 2021 - $16.5 million; Q4 2020 - $31.5 million).

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 16:15e 27-SEP-21